Exhibit 99.1

Press Release	June 10, 2016

Cnova Management Change

AMSTERDAM, June 10 2016, 22:01 CET—Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) today announced the appointment, effective June 10, 2016, of Stéphane Brunel as Chief Financial Officer of the Company in addition to his position of CFO of Cdiscount.

Mr. Brunel replaces Vitor Faga de Almeida, who resigned from his position as Chief Financial Officer of the Company effective as of the same date and who will assume another role in Grupo Pão de Açúcar (GPA).

Stéphane Brunel, 41, has served as CFO of Cdiscount since February 2015 and as deputy CFO of Cnova since April 2015. As Chief Financial Officer of the Company, he will continue to assist in the internal review at Cnova Brazil, in coordination with the Company’s external legal counsel and forensic consultants, as he has done so since its inception in December 2015.

Since joining Groupe Casino in 2008, Mr. Brunel has served in a variety of roles, including as CFO of Franprix-LeaderPrice between April 2011 and February 2015. Prior to joining Groupe Casino, Mr. Brunel worked at Rallye from 2006 to 2008 and previously at Morgan Stanley’s investment banking division. Mr. Brunel holds a master’s degree from EM Lyon in France.

The Company and the Board of Directors congratulate Mr. Brunel on his appointment.

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Cnova Investor Relations Contact: Head of Investor Relations investor@cnova.com Tel: +31 20 795 06 71	Media contact: Head of Communication directiondelacommunication@cnovagroup.com Tel: +31 20 795 06 76

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About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Ivory Coast, Senegal, Cameroon and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of more than 32 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: Cnova’s ability to regain compliance with the NASDAQ Listing Rules for continued listing; the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review regarding inventory and accounting matters in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2014,  filed with the U.S. Securities and Exchange Commission on March 31, 2015, and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.